CONVERTIBLE NOTE FINANCING

SUMMARY OF TERMS

October 11, 2016

This Summary of Terms is non-binding and is not meant to be, nor shall it be construed as, an attempt to define all the terms and conditions of the transactions contemplated. Rather, it is intended only to outline certain basic points and business understandings upon which legal documentation would be based. Issuance of this Summary of Terms shall not preclude further negotiations within the general scope of the terms herein. The transactions contemplated by this Summary of Terms are subject to the satisfactory completion of due diligence. Neither party shall be legally bound to proceed unless and until definitive agreements are executed and delivered by their authorized representatives. This Summary of Terms does not constitute either an offer to sell or an offer to purchase securities.

Company: CrowdMed, Inc. (the "Company").

Closing: Initial Closing anticipated for October 14, 2016

Type of Security: Convertible Promissory Notes (the "Notes").

Purchase Price: Face value.

Interest Rate: Annual simple interest rate of 2%, payable at maturity.

Convertibility: Mandatory Conversion. Upon the closing of the next preferred stock financing of the Company resulting in gross proceeds (excluding the principal amount and accrued interest under the Notes) of not less than $2.0 million on or before the Maturity Date (a "Qualifying Financing"), all principal and accrued interest under the Notes shall automatically convert into that number of shares of preferred stock issued in the Qualifying Financing (the "Next Equity Securities") equal to the principal amount and accrued interest divided by the lesser of: (a) 80% of the lowest price per share paid by the investors in the first closing of the Next Equity Securities, and (b) the price per share implied by a pre-money valuation of $18.0 million (the "Conversion Cap Price Per Share").

Optional Conversion Upon Non-Qualifying Financing. Upon the closing of any preferred stock financing of the Company on or before the Maturity Date that is not a Qualifying Financing (each a "Non-Qualifying Financing"), upon the election of a majority of the Holders, all principal and accrued interest under the Note shall convert into that number of shares of preferred stock issued in the Non-Qualifying Financing (the "Non-Qualifying Securities") equal to the principal

1260655.1

amount and accrued interest divided by the lesser of: (a) 80% of the lowest price per share paid by the investors in the first closing of the Non-Qualifying Securities, and (b) the Conversion Cap Price Per Share.

Term; Prepayment: The Notes shall be due and payable on the earlier of (i) September 28, 2017 or (ii) the occurrence of an Event of Default (as defined in the Notes) (such earlier date, the "Maturity Date"). All principal and accrued interest under the Notes will be due and payable on the Maturity Date. The Notes may not be prepaid without the consent of the Holder.

Note Purchase Agreement: The Notes will be issued pursuant to a definitive Note Purchase Agreement containing customary covenants and representations and warranties of the Company.

Preferential Repayment upon Acquisition: In the event of a liquidation or change of control of the Company (including any deemed liquidation as provided under the Company's Certificate of Incorporation) prior to the conversion or full repayment of the Note, the Note shall, at the option of the Holder, either (a) the principal amount of the Note plus unpaid accrued interest shall become due and payable at the closing of the event, or (b) be converted into that number of shares of the Company's Common Stock equal to the principal amount and accrued interest divided by the Conversion Cap Price Per Share. The Company shall provide the Note holders with ten (10) days advance notice of the consummation of a liquidation or change of control event.

Event of Default The Note will be in default and all principal and interest shall be due in full upon demand in the event of any of the following (each, an "Event of Default"):

1) Failure to pay interest or principal when due under the Note;

2) Bankruptcy or insolvency proceedings;

3) Any default by the Company under any other material indebtedness and the failure to cure such default within 10 days of the receipt of written notice of the default;

4) A judgment against the Company in excess of $100,000;

5) Any material breach by the Company of the terms of the Note or the representations and warranties under the Note Purchase Agreement and

the failure to cure such material breach within 10 days of the receipt of written notice of the breach by a Holder; or

6) The Company shall: (i) liquidate, wind up or dissolve (or suffer any liquidation, wind up or dissolution); (ii) suspend its operations other than in the ordinary course of business; or (iii) become unable to meet its debts as they come due.

Expenses

The parties shall each pay their own expenses in connection with the transaction contemplated herein.

Counsel to Company:

VLP Law Group LLP

CROWDMED, INC.
NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "Agreement") is made as of ___[INVESTOR NAME]___ by and among CrowdMed, Inc., a Delaware corporation (the "Company"), and the investors listed on Exhibit A hereto, each of which is herein referred to as an "Investor."

RECITALS

WHEREAS, Investor has learned of and become interested in investing in the Company through Wefunder, Inc. provider of the wefunder.com funding portal ("Wefunder").

WHEREAS, Investor has accredited himself or herself through wefunder.com and is authorized to purchase the Note being issued to Investor hereunder.

WHEREAS, On the terms and subject to the conditions set forth herein, each Investor is willing to purchase from the Company, and the Company is willing to sell to such Investor, a convertible promissory note in the principal amount set forth opposite such Investor's name on Exhibit A hereto.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1 ISSUANCE OF NOTES

1.1   Issuance of Notes. Subject to the terms and conditions of this Agreement, at each Closing (as defined below), the Company shall issue and sell to each Investor participating in such Closing, and, subject to all of the terms and conditions hereof, each of the Investors severally agrees to purchase, a convertible promissory note (each such note, a "Note" and collectively, the "Notes") in the principal amount (the "Principal Amount") equal to the amount set forth beneath the caption "Principal Amount" with respect to such Closing set forth opposite such Investor's name on Exhibit A attached hereto, against payment by such Investor to the Company of the Principal Amount. The Notes shall be in the form of Exhibit B attached hereto.

1.2   Stock Purchase Price and Preferred Stock Financing. For purposes of this Agreement, (i) "Stock Purchase Price" shall mean the price per share of the Preferred Stock of the Company to be sold by the Company in the Preferred Stock Financing, and (ii) "Preferred Stock Financing" shall mean the sale by the Company of shares of its Preferred Stock to investors in one or more transactions for aggregate cash proceeds to the Company (excluding cancellation of the indebtedness represented by the Notes and otherwise) of not less than $2,000,000.

SECTION 2 CLOSINGS

2.1   Initial Closing. The initial closing of the purchase and sale of the Notes hereunder (the "Initial Closing") shall be held on _____[EFFECTIVE DATE]_____, in accordance with the terms and conditions set forth in Wefunder's terms of service.

2.2   Subsequent Closings. Subsequent to the Initial Closing, the Company may issue and sell additional Notes to such additional investors as it shall select in its sole and absolute discretion, up to a total amount of $1,000,000 of Notes to be issued pursuant to this Agreement. Any such additional investor shall execute and deliver a counterpart signature page to this Agreement, and thereby become a party to and be deemed an Investor hereunder. All additional Investors and all additional Principal Amounts invested hereunder shall be reflected on Exhibit A, which shall be automatically amended without any further action by any party hereto. The closing of the purchase and sale of such additional Notes hereunder shall be held on such date and time and in the manner determined in accordance with the terms and conditions set forth in Wefunder's terms of service (which each such date, together with the Initial Closing, are designated as a "Closing").

2.3   Delivery. At each Closing (i) each Investor participating in such Closing shall have delivered, in payment of the Note to be purchased by such Investor, a check or wire transfer of immediately available funds in the amount of such Investor's Principal Amount with respect to such Closing, in accordance with the terms and conditions set forth in Wefunder's terms of service. Promptly after the Closing, the Company shall execute and deliver to each such Investor a Note reflecting the name of the Investor, a principal amount equal to such Investor's Principal Amount and the date of such Closing. Each such Note shall be a binding obligation of the Company upon execution thereof by the Company and delivery thereof to an Investor.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF INVESTORS

Each Investor hereby represents, warrants and covenants to the Company as follows:

3.1   Binding Obligation. Such Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes valid and binding obligations of such Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

3.2   Purchase for Own Account. Such Investor represents that it is acquiring the Notes and the equity securities issuable upon conversion of the Notes (collectively, the "Securities") solely for investment for such Investor's own account not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The acquisition by such Investor of any of the Securities shall constitute confirmation of the representation by such Investor that such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities.

3.3 <u>Disclosure of Information</u>. Such Investor has received all the information it considers necessary or appropriate for deciding whether to acquire the Securities. Such Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and the business, properties, prospects and financial condition of the Company.

3.4 <u>Investment Experience</u>. Such Investor understands that the purchase of the Securities involves substantial risk. Such Investor has experience as an investor in securities of companies in the development stage and such Investor acknowledges that such Investor is able to fend for itself, can bear the economic risk of such Investor's investment in the Securities and has such knowledge and experience in financial or business matters that such Investor is capable of evaluating the merits and risks of this investment in the Securities and protecting such Investor's own interests in connection with this investment in the Securities. If other than an individual, such Investor also represents it has not been organized for the purpose of acquiring the Securities. In making its investment decision in connection with this Agreement, such Investor has not relied upon any representations, warranties, or other advice or analysis of the Company or the Company's representatives, agents, or advisors, and is only relying upon the representations and warranties of the Company as set forth herein in Section 4 and upon the Company's Form C filed in connection with this offering with the Securities and Exchange Commission, provided or made available to Investor.

3.5 <u>Investor Status</u>. If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding promulgated by the Securities and Exchange Commission pursuant to Section 4(a)(6) of the Securities Act of 1933 as amended (the "Act"), including the investment limits set forth in the Section 4(a)(6) of the Act.

3.6 <u>Restrictions on Transfer</u>. Such Investor understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, such Investor represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act. SUCH INVESTOR UNDERSTANDS AND ACKNOWLEDGES HEREIN THAT AN INVESTMENT IN THE COMPANY'S SECURITIES INVOLVES AN EXTREMELY HIGH DEGREE OF RISK AND MAY RESULT IN A COMPLETE LOSS OF HIS, HER OR ITS INVESTMENT. Such Investor understands that the Securities have not been and will not be registered under the Act and have not been and will not be registered or qualified in any state in which they are offered, and thus such Investor will not be able to resell or otherwise transfer his, her or its Securities unless they are registered under the Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available. Such Investor has no immediate need for liquidity in connection with this investment and does not anticipate that it will need to sell his, her or its Securities in the foreseeable future.

3.7 <u>Further Limitations on Disposition</u>. Without in any way limiting the representations set forth above, such Investor further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 3 and any other agreement which the purchasers of Preferred Stock are required to execute and deliver in connection with the Preferred Stock Financing, and:

(a) Investor has held the Securities for at least one year following the Closing Date (the "Holding Period");

(b) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(c) (i) such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by the Company, such Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Act.

(d) Notwithstanding the provisions of paragraphs (a), (b) and (c) above, no such Holding Period, registration statement or opinion of counsel shall be necessary for a transfer by an Investor that is to the Company, to an accredited investor, to a member of the family of the Investor, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the Investor the transfer by will or intestate succession by any Investor to his or her spouse or to the siblings, lineal descendants or ancestors of such Investor, if the transferee agrees in writing to be subject to the terms hereof to the same extent as if he or she were an original Investor hereunder.

3.8 <u>Lock-Up Agreement</u>. Such Investor hereby agrees that it will not, directly or indirectly, without the prior written consent of the Company and the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing provisions of this Section 3.8 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Investors if all officers and directors and greater than one percent (1%) stockholders of the Company enter into similar agreements. The underwriters in connection with the Company's initial public offering are intended third party beneficiaries of this Section 3.8 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Notwithstanding the foregoing, nothing in this Section 3.8 shall prevent an Investor from making a transfer of any Common Stock that was listed on a national stock exchange, actively traded over-the-counter or traded on the Nasdaq National Market at the time it was acquired by such Investor or was acquired by such Investor pursuant to Rule 144A of the Act, including any shares acquired in the initial public offering. Any discretionary waiver or termination of the restrictions of any or all such agreements by the Company or the underwriters shall apply pro rata to all stockholders subject to such agreements, based on the number of shares subject to such agreements.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Securities of such Investor (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

3.9   Legends. Such Investor understands and agrees that the certificates evidencing the Securities will bear legends substantially similar to those set forth below in addition to any other legend that may be required by applicable law, by the Company's charter documents, or any other agreement between the Company and such Investor:

(a)   *THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES OR JURISDICTIONS. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE AND OTHER SECURITIES LAWS, PURSUANT TO REGISTRATION UNDER SUCH LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ALL APPLICABLE STATE AND OTHER SECURITIES LAWS.*

(b)   Any legend required under any applicable securities laws.

The applicable legends set forth above shall be removed by the Company from any certificate evidencing the Securities upon delivery to the Company of an opinion of counsel, reasonably satisfactory in form and substance to the Company, that either (i) a registration statement under the Act is at that time in effect with respect to the legended security or (ii) such security can be freely transferred in a public sale (other than pursuant to Rule 144, Rule 144A or Rule 145 promulgated under the Act) without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Company issued the Securities.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each Investor that:

4.1   <u>Organization, Good Standing and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

4.2   <u>Authorization</u>. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder, and the authorization, issuance (or reservation for issuance), sale and delivery of the Securities has been taken or will be taken prior to the Initial Closing. Each of this Agreement and the Notes constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4.3   <u>Non-Contravention.</u> The execution and delivery by the Company of this Agreement and the Notes and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate the Company's Certificate of Incorporation or Bylaws) (as amended, the "Charter Documents") or any material judgment, order, writ, decree, statute, rule or regulation applicable to the Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations, or any of its assets or properties.

4.4   <u>Subsidiaries</u>. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

4.5   <u>Intellectual Property</u>. To the best of its knowledge, the Company owns or possesses or can obtain on commercially reasonable terms sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.6   <u>Litigation</u>. There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company.

4.7   California Financial Code. The Company is an "operating company" within the meaning of Section 22062(b)(2) of the California Financial Code in that (A) it primarily engages, wholly or substantially, directly or indirectly through a majority owned subsidiary or subsidiaries, in the production or sale, or the research or development, of a product or service other than the investment of capital, (B) it is not an individual or sole proprietorship, (C) it is not an entity with no specific business plan or purpose and its business plan is not to engage in a merger or acquisition with an unidentified company or companies or other entity or person, and
(D) it intends to use the proceeds from the sale of the Notes extended to it solely for the operation of the Company's business and uses other than personal, family, or household purposes. The Company's board of directors, in the exercise of its fiduciary duties, has approved the sale of the Notes based upon a reasonable belief that the loans represented by the Notes are appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

4.8   Absence of Required Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except for such filing(s) pursuant to applicable state securities laws as may be necessary, which filings will be timely effected after the relevant Closing.

4.9   Offering. Subject in part to the truth and accuracy of each Investor's representations set forth in Section 3 of this Agreement, the offer, sale and issuance of the Notes as contemplated by this Agreement are exempt from the registration requirements of the Act and will not result in a violation of the qualification or registration requirements of the any applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

SECTION 5 MISCELLANEOUS

5.1   Survival of Representations, Warranties and Covenants. The warranties, representations and covenants of the Company and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and all Closings and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investors or the Company.

5.2   Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3   Governing Law; Venue. This Agreement is to be construed in accordance with and governed by the internal laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties. All disputes and controversies arising out of or in connection with this Agreement shall be resolved exclusively by the state and federal courts located in San Francisco County in the State of California, and each party hereto agrees to submit to the jurisdiction of said courts and agrees that venue shall lie exclusively with such courts.

5.4   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile copies of signed signature pages, PDF scans and electronic signatures will all be deemed binding originals.

5.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6   Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party;
(b) when sent by facsimile to the number set forth below if sent between 8:00 a.m. and 5:00 p.m. recipient's local time on a business day, or on the next business day if sent by facsimile to the number set forth below if sent other than between 8:00 a.m. and 5:00 p.m. recipient's local time on a business day; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party at the address set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next business day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider. Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 5.6 by giving the other party written notice of the new address in the manner set forth above.

5.7   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors holding Notes representing at least a majority of the aggregate amount of indebtedness incurred by the Company under all Notes issued pursuant to this Agreement, as of the date of the amendment; provided that Investors purchasing Notes in a Closing after the Initial Closing may become parties to this Agreement in accordance with Section 2.2 without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Investor. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities acquired under this Agreement at the time outstanding (including securities into which such Securities are convertible), each future holder of all such Securities, and the Company.

5.8   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

5.9   Corporate Securities Law. THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

5.10   Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or any Note, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

5.11   Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

*   *   *

COMPANY:

CrowdMed, Inc., a Delaware Corporation

Founder Signature

Name: _____ Lee Jared Heyman _____

Title: _____ CEO _____

INVESTOR:

_____

By: _____ *Investor Signature* _____

Name: _____ [INVESTOR NAME] _____

Title: _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT A
SCHEDULE OF INVESTORS

Closing Dated: _____ [EFFECTIVE DATE] _____

Name/Address		Principal Amount	
[INVESTOR NAME]		[AMOUNT]	$
			$
			$
			$
			$
			$

EXHIBIT B

FORM OF CONVERTIBLE PROMISSORY NOTE

THIS CONVERTIBLE PROMISSORY NOTE AND ANY SECURITIES INTO WHICH THIS CONVERTIBLE PROMISSORY NOTE IS CONVERTIBLE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN EXEMPTION THEREFROM UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS CONVERTIBLE PROMISSORY NOTE AND ANY SECURITIES INTO WHICH THIS CONVERTIBLE PROMISSORY NOTE IS CONVERTIBLE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THAT CERTAIN NOTE PURCHASE AGREEMENT, DATED __[EFFECTIVE DATE]__, WHICH RESTRICTIONS ON TRANSFER ARE INCORPORATED HEREIN BY REFERENCE.

CONVERTIBLE PROMISSORY NOTE

$ [AMOUNT]

[EFFECTIVE DATE]
[CITY, STATE]

      FOR VALUE RECEIVED, CrowdMed, Inc., a Delaware corporation (the "Company"), promises to pay to the order of __[INVESTOR NAME]__, or its assigns ("Holder"), the principal sum of __[INVESTMENT AMOUNT]__ with interest on the outstanding principal amount at the rate of Two Percent (2.0%) per annum (computed on the basis of actual calendar days elapsed and a year of 360 days) or, if less, at the highest rate of interest then permitted under applicable law. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid or converted in accordance with the provisions hereof. In the event that any interest is paid on this Convertible Promissory Note (this "Note") which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note. The Notes issued pursuant to the Agreement will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes shall be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

      1.   <u>Definitions</u>. For purposes of this Note, the following terms shall have the following meanings:

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms "Controlling" and "Controlled" (and the lower-case versions of the same) shall have meanings correlative thereto.

"Conversion Cap Price Per Share" shall mean a price per share equal to the quotient obtained by dividing $18,000,000 by the outstanding equity of the Company (calculated assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants (a "fully diluted basis")) immediately prior to the conversion.

"Convertible Securities" shall mean evidences of indebtedness, shares of stock or other securities or instruments which are convertible into or exchangeable for shares of Common Stock, either immediately or upon the arrival of a specified date or the occurrence of a specified event.

"Designated Lead Investor" means a purchaser of a Note designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 8.

"Indebtedness" shall mean: (1) indebtedness or liability for borrowed money, or for the deferred purchase price of property or services (including trade obligations); (2) obligations as lessee under capital leases; (3) obligations under letters of credit issued for the account of any Person; (4) all obligations arising under bankers' acceptance facilities; (5) all guaranties, endorsements (other than for collection or deposit in the ordinary course of business), and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss; and (6) obligations secured by any lien on property owned, whether or not the obligations have been assumed.

"Major Investor" means the holder of a Note if (i) the outstanding principal amount is greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act of 1933, as amended.

"Person" shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Subsidiary" shall mean, with respect to any Person (herein referred to as the "parent"), any corporation, partnership, association or other business entity (a) of which securities of other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held by the parent, or (b) that is, at any time any determination is made, otherwise Controlled by, the parent or one or more Subsidiaries of the parent and one or more Subsidiaries of the parent.

2. <u>Note Purchase Agreement</u>. This note (the "Note") is issued pursuant to the

terms of that certain Note Purchase Agreement (the "Agreement") dated as of [EFFECTIVE DATE] by and among the Company and the investors set forth in the Schedule of Investors attached thereto as <u>Exhibit A</u>. This Note is one of a series of notes (the "Notes") having like tenor and effect (except for variations necessary to express the name of the holder, the principal amount of each of the Notes and the date on which each Note is issued) issued or to be issued by the Company in accordance with the terms of the Agreement. The Notes shall rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes shall be applied ratably and proportionately on the outstanding Notes on the basis of the principal amount of the outstanding indebtedness represented thereby. Subject to Section 4(c), in the event Holder receives payments in excess of its pro rata share of the Company's payments to the holders of the Notes, then Holder shall hold in trust all such excess payments for the benefit of the holders of the other notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

3. <u>Maturity</u>. Unless sooner paid or converted in accordance with the terms hereof, the entire unpaid principal amount and all unpaid accrued interest shall become fully due and payable on the earlier of (i) September 28, 2017, or (ii) the acceleration of the maturity of this Note by the Holder upon the occurrence of an Event of Default (such earlier date, the "Maturity Date").

4. <u>Payments</u>.

(a) <u>Form of Payment</u>. All payments of interest and principal (other than payment by way of conversion) shall be in lawful money of the United States of America to Holder, at the address specified in the Agreement, or at such other address as may be specified from time to time by Holder in a written notice delivered to the Company. All payments shall be applied first to accrued interest, and thereafter to principal.

(b) <u>Interest Payments</u>. The Company shall pay to Holder accrued interest on this Note on the Maturity Date.

(c) <u>Prepayment</u>. Prepayment of principal or interest under this Note may not be made without the express written consent of the Designated Lead Investor. Any such prepayment must be pro-rata to all Notes (by total principal outstanding under all Notes at the time of payment).

5. <u>Conversion or Repayment Upon Acquisition</u>. In the event that the Company sells, conveys or otherwise disposes of all or substantially all of its assets or is acquired by way of a merger, consolidation, reorganization or other transaction or series of transactions pursuant to which stockholders of the Company prior to such acquisition own less than fifty percent (50%) of the voting interests in the surviving or resulting entity (an "Acquisition"), then the outstanding principal amount and unpaid accrued interest under this Note shall, at the option of Holder, either (a) become immediately due and payable upon the closing of the Acquisition, or (b) immediately prior to the closing of the Acquisition, convert into that number of shares of Common Stock of the Company price equal to the principal amount and accrued interest divided by the Conversion Cap Price Per Share immediately prior to the closing of the Acquisition. The Company shall provide the Holder with ten (10) days advance notice of the consummation of an Acquisition.

6.   Conversion Upon Financing.

(a)   Conversion into Financing Securities upon a Qualified Financing. In the event that the Company, at any time after the date of issuance of this Note and prior to the payment or conversion in full of this Note, shall issue and sell shares of a newly-authorized series of Preferred Stock (the "Financing Securities") to investors (the "Investors") for aggregate proceeds to the Company (excluding cancellation of the indebtedness represented by the Notes) of not less than $2,000,000 (a "Qualified Financing"), then the outstanding principal amount and unpaid accrued interest of this Note shall be automatically converted, at the closing and on the same terms and conditions of the Qualified Financing, into that number of shares of the Financing Securities equal to the principal amount and accrued interest outstanding under this Note divided by the lesser of (i) 80% of the lowest price per share paid by the investors for the Financing Securities at the initial closing of the Qualified Financing, and (ii) the Conversion Cap Price Per Share.

(b)   Conversion into Financing Securities upon a Non-Qualified Financing. In the event that the Company, at any time after the date of issuance of this Note and prior to the payment or conversion in full of this Note, shall issue and sell Financing Securities to Investors in a transaction for the purposes of obtaining investment in the Company which is not a Qualified Financing (a "Non-Qualified Financing"), then the Holder may elect to have all outstanding principal amount and unpaid accrued interest of this Note converted, at the closing and on the same terms and conditions of the Non-Qualified Financing, into that number of shares of the Financing Securities equal to the principal amount and accrued interest divided by the lesser of (i) 80% of the lowest price per share paid by the new investors for the Financing Securities at the initial closing of the Qualified Financing, and (ii) the Conversion Cap Price Per Share. In the event that the Designated Lead Investor elects to convert his or her Note in accordance with this Section 6(b), all Notes issued pursuant to the Note Purchase Agreement (including this Note) shall be so converted.

(c)   Ancillary Agreements. In connection with such automatic or optional conversion, as the case may be, Holder agrees to execute and deliver to the Company any documents reasonably requested by the Company to be executed by the Investors, including without limitation a stock purchase agreement, an investors' rights agreement, a right of first refusal and co-sale agreement and a voting agreement, thereby agreeing to be bound by all obligations and receive all rights thereunder. If the Company is unable to obtain Holder's signature on any such document within three (3) business days of delivery thereof to Holder, whether due to any cause, then by the acceptance of this Note Holder hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as Holder's agent and attorney-in-fact, to act for and on its behalf and stead, to execute and deliver any such document with the same force and effect as if executed and delivered by Holder.

(d)   Fractional Shares; Interest; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Holder upon the conversion of this Note, the Company shall pay to Holder an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a share not issued pursuant to the previous sentence. In addition, to the extent not converted into shares of capital stock, the Company shall pay to Holder any interest accrued on the amount converted and on the amount to be paid to Company pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts (or issuance of the shares) described in this Section, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

7. <u>Events of Default</u>.

(a) <u>Definition</u>. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) any indebtedness under this Note is not paid when and as the same shall become due and payable, whether at maturity, by acceleration, or otherwise, and any such amount shall remain unpaid for a period of ten (10) days after the due date thereof;

(ii) any material breach by the Company of the terms of this Note or the representations and warranties contained in the Note Purchase Agreement occur, and the failure to cure such breach within 10 days of the receipt of written notice of the breach from the Investors;

(iii) any default by the Company under any other material Indebtedness and the failure to cure such default within 10 days of the receipt of written notice of the default;

(iv) any final judgment against the Company for the payment of money in excess of $100,000 is rendered against the Company;

(v) the Company shall (A) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of itself or any part of its property, (B) become subject to the appointment of a receiver, trustee, custodian or liquidator for itself or any part of its property if such appointment is not terminated or dismissed within thirty (30) days, (C) make an assignment for the benefit of creditors, (D) institute any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or file a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or file an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (E) become subject to any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, which proceeding is not dismissed within thirty (30) days of filing, or have an order for relief entered against it in any proceeding under the United States Bankruptcy Code;

(vi) the Company shall (A) liquidate, wind up or dissolve (or suffer any liquidation, wind up or dissolution); (B) suspend the operations of the Company other than in the ordinary course of business; or (C) become unable to meet its debts as they become due.

(b) <u>Consequences of Events of Default</u>.

(i) If an Event of Default described in Section 7(a)(i) (ii) or (iii) above occurs, upon written consent of the Designated Lead Investor, all indebtedness under this Note shall become immediately due and payable without any action on the part of Holder, and the Company shall immediately pay to Holder all such amounts. If any other Event of Default occurs, all indebtedness under this Note shall become immediately due and payable without any action on the part of Holder, and the Company shall immediately pay to Holder all such amounts.

(ii)   Holder shall also have any other rights which Holder may have been afforded under any contract or agreement at any time and any other rights which Holder may have pursuant to applicable law.

8.   Irrevocable Proxy; Repurchase; SPV Reorganization.

(a)   If Holder is not a Major Investor, Holder hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Holder, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by Holder pursuant to this Section 8(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the earliest of (x) the date of the final closing of a Qualified Financing, (y) the date of the final closing of a Non-Qualified Financing, if this Note converts into shares of Financing Securities pursuant to Section 6(b) above, or (z) the date of the final closing of an Acquisition, if this Note converts into shares of Common Stock pursuant to Section 5 above (the earliest of such dates, the "Conversion Date"), in which case the terms of Section 8(b) will thereafter govern. The proxy and power, so long as Holder is an individual, will survive the death, incompetency and disability of Holder and, so long as Holder is an entity, will survive the merger or reorganization of Holder or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 8(a) and Section 8(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)   If Holder is not a Major Investor, on and after the Conversion Date, Holder hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Holder, (i) vote all shares of the capital stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Securities vote, or as the holders of a majority of the shares of Common Stock vote, in the case of the conversion of this Note in connection with an Acquisition, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by Holder pursuant to this Section 8(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as Holder is an individual, will survive the death, incompetency and disability of Holder and, so long as Holder is an entity, will survive the merger or reorganization of Holder or any other entity holding shares of the capital stock issued pursuant to the terms of this instrument. The

CEO is an intended third-party beneficiary of this Section 8(b) and Section 8(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   If Holder is not a Major Investor:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO (as the case may be), in his or her capacity as Holder's true and lawful proxy and attorney pursuant to Section 8(a) and 8(b) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of Holder pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of Holder otherwise exist against the Proxy. Holder shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of Holder pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse Holder the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the principal amount under the Note). In no event will the Proxy be required to advance his, her or its own funds on behalf of Holder or otherwise. Holder acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of Holder and is final, binding and conclusive upon Holder. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of Holder. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   Repurchase. If the Holder is not a Major Investor, the Company may repurchase this Note from the Holder prior to an Acquisition, Qualified Financing, Non-Qualified Financing or dissolution or other winding up of the Company for the greater of (i) the outstanding principal of this Note, plus all accrued interest, and (ii) the fair market value of this Note, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event a Qualified Financing or Non-Qualified Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Financing Securities the Holder would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Financing Securities, as applicable, by the price per share of the Financing Securities, and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Qualified or Non-Qualified Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.

(e) Holder hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the capital stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Notes

9. Notices of Record Date. In the event of:

(a) Any taking by Company of a record of the holders of any class of securities of Company for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or

(b) Any capital reorganization of Company, any reclassification or recapitalization of the capital stock of Company or any transfer of all or substantially all of the assets of Company to any other Person or any consolidation or merger involving Company; or

(c) Any voluntary or involuntary dissolution, liquidation or winding-up of Company,

the Company will mail to the Holder of this Note at least ten (10) days prior to the earliest date specified therein, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and the amount and character of such dividend, distribution or right; and (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon.

10. Lost, Stolen, Destroyed or Mutilated Notes. In case this Note shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of any mutilated Note, or in lieu of any Note lost, stolen or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of this Note.

11. Governing Law. This Note is to be construed in accordance with and governed by the internal laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the Company and the Holder. All disputes and controversies arising out of or in connection with this Note shall be resolved exclusively by the state and federal courts located in San Francisco County in the State of California, and each of the Company and the Holder hereto agrees to submit to the jurisdiction of said courts and agrees that venue shall lie exclusively with such courts.

12. Amendment. Any term of this Note and all Notes issued pursuant to the Agreement may be amended and the observance of any term of this Note and all Notes issued pursuant to the Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) as follows:

(a)   if Holder is not a Major Investor, only upon the written consent of the Company and either (i) the Designated Lead Investor or (ii) holders of Notes representing at least a majority of the aggregate amount of indebtedness incurred by the Company under all outstanding Notes issued pursuant to the Agreement as of the date of such amendment; and

(b)   if Holder is a Major Investor, only upon the written consent of the Company and the holders of Notes representing at least a majority of the aggregate amount of indebtedness incurred by the Company under all outstanding Notes held by all Major Investors issued pursuant to the Agreement as of the date of such amendment.

Notwithstanding the foregoing, the Company may issue additional Notes to purchasers of Notes in a Closing after the Initial Closing without any consent or approval of any other Holder. Any amendment or waiver effected in accordance with this paragraph shall be binding upon the Company, the Holder and the holders of all Notes issued pursuant to the Agreement.

13.   Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Note shall be made in accordance with Section 5.6 of the Agreement.

14.   Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by its officers, thereunto duly authorized as of the date first above written.

CROWDMED, INC.

By: _*Founder Signature*_

Lee Jared Heyman, President